Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11871

SUPPLEMENT NO. 1 DATED OCTOBER 17, 2022

TO OFFERING CIRCULAR DATED AUGUST 4, 2022

LANEAXIS, INC.

Explanatory Note

This Supplement No. 1, dated October 17, 2022, supplements the Offering Circular, dated August 4, 2022, of LaneAxis, Inc. (the “Company”), which forms a part of the Offering Statement on Form 1-A, as amended (File No. 024-11871), qualified by the U.S. Securities and Exchange Commission on August 4, 2022, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular. Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is to provide notice of changes to the Offering Circular with respect to updated Bonus Shares terms. Except as specifically set forth in this Supplement No. 1, the Offering Circular remains unchanged.

RISK FACTORS

The information in the Offering Circular, including, “Risk Factors” is qualified by reference to the following additional risk factor:

Our shareholders may receive Bonus Shares for referring other investors to this Offering without having to provide monetary compensation to us, which will dilute the value of Shares of investors who pay the full price for their shares in this Offering or are not entitled to such Bonus Shares, and will reduce the amount of Bonus Shares available to us to issue to other investors in this Offering, thereby potentially reducing the maximum number of proceeds that we can raise in this Offering.

Our shareholders (including our prior shareholders that do not purchase any Shares in this Offering) may receive Bonus Shares for referring other investors to this Offering and if such referred investors complete an investment into this Offering, subject to certain conditions being met, such referrer shareholders will be entitled to receive a fixed amount of Bonus Shares per each qualifying referral without having to purchase any Shares in this Offering. The number of Bonus Shares will be determined based on the conditions set forth in this Offering Circular. In addition, if an investor purchases Shares in this Offering and refers other investors to this Offering, subject to certain conditions being met, such referrer investor will effectively receive a discount on such investor’s investment in this Offering. Therefore, the value of the Shares of investors who pay the full price for their Shares purchased in this Offering or those investors in this Offering who are not entitled to such Bonus Shares for referred investors will be immediately diluted by the Bonus Shares issued to referrers who are entitled to such Bonus Shares. Furthermore, the amount of Bonus Shares issued to referrers who satisfy the applicable referral conditions will reduce the amount of Bonus Shares available to us to issue to other investors in this Offering, thereby potentially reducing the maximum number of proceeds that we can raise in this Offering.

PLAN OF DISTRIBUTION

The subsection captioned “Bonus Shares; Discounted Price for Certain Investors” in the section captioned “Plan of Distribution” commencing on page 26 of the Offering Circular is replaced in its entirety as follows:

Bonus Shares; Discounted Price for Certain Investors; Referral Shares

Certain investors in this Offering are eligible to receive bonus shares of our common stock (the “Investment Bonus Shares”) for no additional monetary compensation, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares of our common stock for their Shares purchased in this Offering with a minimum of a $5,000 investment for Investment Bonus Shares eligibility, the following: (i) investment of $5,000 - $9,999, Investment Bonus Shares of 5%; (ii) investment of $10,000 - $19,999, Investment Bonus Shares of 10%; and (iii) investment of $20,000 or more, Investment Bonus Shares of 20%. In addition, (x) investors in this Offering who purchase their Shares in this Offering during the period of 30 days after this Offering commenced, and on or before October 31, 2022 will receive Investment Bonus Shares of 10%; and (y) our shareholders (including our prior shareholders that do not purchase any Shares in this Offering and those investors that purchase Shares in this Offering) who make a referral to an investor who purchases any Shares in this Offering shall receive 100 Bonus Shares per referral and (ii) an extra 100 Bonus Shares per each five referrals up to 15 referrals. As an example, if our shareholder completes 12 referrals, such shareholder shall receive 1,400 Bonus Shares, consisting of 1,200 Bonus Shares for the 12 referrals and 200 Bonus Shares for the two sets of five referrals. Furthermore, early investors in this Offering received additional Bonus Shares, whereby such investors which purchased their Shares in this Offering during the first 30 days after the Offering commenced received additional Investment Bonus Shares of 10% regardless of the amount invested. Fractional shares will not be distributed and Investment Bonus Shares will be determined by rounding down to the nearest whole share. Additionally, during the award period as determined by us, we may award a fixed amount of referral Bonus Shares for each “Qualifying Referral” that meets certain conditions as determined by us (the “Referral Shares” and together with the Investment Bonus Shares, the “Bonus Shares”). Bonus Shares have identical rights, privileges and preferences to the shares of common stock purchased. The maximum aggregate number of Bonus Shares that we can issue in this Offering is 1,904,762.

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Recipients of the Offering Circular are referred to the Company’s current filings including financial statements on file at sec.gov.

This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this supplement modifies and supersedes, in part, the information contained in the Offering Circular. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement No. 1.

The Company may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

Investing in our Shares involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” starting on page 6 of the Offering Circular for a discussion of certain risks that you should consider in connection with an investment in our Shares.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE OF THE UNITED STATES, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

The date of this Supplement No. 1 to the Offering Circular is October 17, 2022.